Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of TC PipeLines GP, Inc.

General Partner of TC PipeLines, LP:

We consent to the incorporation by reference in the registration statements (Nos. 333-211907 and 333-213024) on Form S-3 of TC PipeLines, LP of our report dated August 3, 2017, with respect to the consolidated balance sheets of TC PipeLines, LP and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, cash flows and  changes in partners’ equity for each of the years in the three-year period ended December 31, 2016, which report appears in the Form 8-K of TC PipeLines, LP dated August 3, 2017.

Our report dated August 3, 2017 refers to a change in accounting for the classification of distributions received from equity method investments.

/s/ KPMG LLP

Houston, Texas

August 3, 2017